Exhibit 99.73

PyroGenesis’ Board Approves Plan to File

Application to NASDAQ for Q1 2021 Listing

MONTREAL, Quebec (GlobeNewswire – December 8th, 2020) - PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (OTCQB: PYRNF) (FRA: 8PY), (the "Company", the “Corporation” or "PyroGenesis") a Company that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products, is pleased to announce today that at the Company’s Board of Directors’ (the “Board”) meeting on December 7th, 2020, it was formally approved to move forward with the strategic decision to file an application to list its common shares (“Shares”) on the NASDAQ Stock Exchange (“NASDAQ”) over the next several days. NASDAQ is the second largest exchange by market capitalization worldwide, and is home to many of the world’s best technology companies.

The Company has engaged Nelson Mullins Riley & Scarborough LLP as its US legal counsel to process the NASDAQ listing, and the Company’s external Canadian legal counsel will provide the required oversight during this process.

“We are pleased to announce today another significant step towards ultimately enhancing shareholder value,” said Mr. P. Peter Pascali, CEO and Chair of PyroGenesis. “The United States has the largest capital market in the world and, as such, a NASDAQ listing has always been on our radar as one of the many strategies to execute as part of our long-term vision for the Company. On the back of our recent achievements, and our successful uplisting to the Toronto Stock Exchange (“TSX”), the Board decided that the timing was right to proceed with this application. After discussions with our US legal counsel, and a representative of NASDAQ, it was confirmed that the Company meets the standard requirements for a listing. However, there still remains a rigorous application procedure which the Company must pass before a final listing is granted. The listing, barring any delays or objections, is expected before the end of Q1 2021.”

There will not be a concurrent financing associated with this listing nor will there be a reverse stock split.

“A NASDAQ listing is a natural next step for the Company,” said Ms. Rodayna Kafal, VP IR/Comms and Strategic BD. “We believe a NASDAQ listing should, amongst other things, (i) provide additional opportunities to attract institutional and retail investors, thus allowing the Company to further broaden its investor base, and (ii) increase the visibility and credibility of the Company worldwide thereby attracting additional sales, partnerships, and M&A opportunities.”

In advance of an anticipated listing on NASDAQ, PyroGenesis will, over the next several days, formally file an application to list on NASDAQ. Shortly thereafter, the Company will file a 40-F registration statement with the United States Securities and Exchange Commission (SEC). The listing of the Company’s Shares on NASDAQ remains subject to the approval of the exchange, and the satisfaction of all applicable listing and regulatory requirements. The Company will continue to maintain the listing of its Shares on the TSX and, subsequent to a successful listing, would trade on both exchanges under the ticker symbol “PYR”.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President, IR/Comms. and Strategic BD

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/